SECURITIES AND EXCHANGE COMMISSION,
                                              Washington, D.C. 20549

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934

                                             ONSITE ENERGY CORPORATION
                                                 (Name of Issuer)

                              Class A Common Stock, Par Value $.001 Per Share
                                          (Title of Class of Securities)

                                                    68284P 10 8
                                                  (CUSIP Number)

                                                  Rita A. Sharpe
                                                     President
                                               Westar Capital, Inc.
                                                 818 Kansas Avenue
                                               Topeka, Kansas 66612
                       -----------------------------------------------------
                                                      75-8020
                  (Name, Address and Telephone Number of Person Authorized to
                                        Receive Notices and Communications)

                                                     Copy to:

                                              John K Rosenberg, Esq.
                                                 818 Kansas Avenue
                                               Topeka, Kansas 66612
                                                   (785)575-6535

                    -----------------------------------------------------
                                                 October 31, 1997
                   (Date of Event Which Requires Filing of This Statement)




          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                                       or (4), check the following box. [ ]




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                                                   SCHEDULE 13D

                                               CUSIP NO. 68284P 10 8


(1)  Names of reporting persons                           Westar Capital, Inc.
S.S. or I.R.S. Identification Nos. of above persons                 48-1092416

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(2)  Check the appropriate box if a member of a group        (a)     [   ]
(see instructions)                                           (b)     [ X ]

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(3)  SEC use only

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(4)  Source of Funds (see instructions)                          WC, OO

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(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)                                       [   ]

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(6)  Citizenship or place of organization                     State of Kansas

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Number of shares beneficially owned by each reporting person with:
                (7) Sole voting power ..............................4,714,500
                (8) Shared voting power ....................................0
                (9) Sole dispositive power .........................4,714,500
                (10) Shared dispositive power ....................          0

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(11)   Aggregate amount beneficially owned by each
reporting person                                                    4,714,500

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(12)   Check if the aggregate amount in Row (11) excludes
certain shares (see instructions)                                       [   ]

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(13)   Percent of class represented by amount in row (11)               30.1%

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(14)   Type of reporting person (see instructions)                       CO


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Item 1.       Security and Issuer.

This Statement on Schedule 13D ("Statement") relates to the Class A Common Stock, par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.       Identity and Background.

This Statement is filed on behalf of Westar Capital, Inc., a Kansas corporation ("Reporting Person"). The Reporting Person is a holding company that owns subsidiaries that deal in gathering, processing, and marketing natural gas, as well as investments in energy-related technology development and monitored security. The address of the principal business and office of the Reporting Person is 818 S. Kansas Ave., Topeka, Kansas 66601.

The Reporting Person is a wholly-owned subsidiary of Western Resources, Inc., a Kansas corporation ("WRI"). Exhibit A hereto, which is incorporated herein by reference, sets forth the name, the business address and the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the executive officers and directors of the Reporting Person and WRI. To the knowledge of the Reporting Person, each of the persons named on Exhibit A is a United States Citizen.

During the five years prior to the date hereof, neither the Reporting Person, WRI nor, to the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a Plan and Agreement of Reorganization, dated as of October 28, 1997, by and between Westar Energy, Inc., Westar Business Services, Inc. and the Company, one million seven hundred thousand (1,700,000) shares of Common Stock of the Company were acquired by the Reporting Person as a result of a reorganization, pursuant to which the Company acquired all of the shares of Westar Business Services, Inc., a wholly owned subsidiary of Westar Energy, Inc. (the Reporting Person's sister corporation), for such shares. In addition, 800,000 shares of Common Stock is held in escrow for the Reporting Person pending the completion of certain post-closing transactions. If such transactions are not concluded prior to March 1, 1998, the shares will be forfeited by the Reporting Person.

Pursuant to a Stock Purchase Agreement, dated as of October 28, 1997, by and between the Company and the Reporting Person, the Reporting Person purchased on October 31, 1997 (a) two million (2,000,000) shares of Common Stock for an aggregate of one million dollars ($1,000,000), and (b) two hundred thousand (200,000) shares of Series C Convertible Cumulative Preferred Stock

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Shares ("Preferred Stock") for an aggregate of one million dollars  ($1,000,000)
with available cash. Each share of Preferred Stock may be converted into five shares of Common Stock of the Company.

The foregoing description of the Plan and Agreement of Reorganization and the Stock Subscription Agreement is a summary of certain of their provisions and reference is made to a copy of each which are attached hereto as Exhibits B and C, respectively, and incorporated herein by reference for all of their terms and conditions

Item 4.       Purpose of Transaction.

The Reporting Person acquired all of the Common Stock held by it and the right to acquire the Preferred Stock in its normal course of business and in connection with an investment by the Reporting Person in the capital stock of the company and a reorganization of Westar Business Services, Inc. as a result of negotiations between the Reporting Person and the Company and open market purchases. By reason of its stock ownership, the right to appoint directors to the Company, and certain rights granted to it under the Stock Subscription Agreement, Plan and Agreement of Reorganization, Stockholders Agreement, Registration Rights Agreement, and Certificate of Designations, (as more fully described in Item 6), the Reporting Person may be in a position to influence whether the Company engages in certain corporate transactions including those transactions enumerated under paragraphs (a) through (j) of Item 4 of Schedule 13d.

Rita A. Sharpe, Chairman and President of the Reporting Person is a director of the Company and as such may be in a position to influence whether the Company engages in certain corporate transactions including those transactions enumerated under paragraphs (a) through (j) of Item 4 of Schedule 13d.

The Reporting Person shall continually review its ownership in the Company and, based on its evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Person's contractual obligations entered into in connection with such investment, the Company's business prospects and future developments, it may from time to time determine to modify its investment in the Company through any available means, including open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D.

Except as indicated in this Statement or as may result from the execution of the Stock Subscription Agreement, the Stockholders Agreement, the Plan and Agreement of Reorganization or the Certificate of Designation (each as described in Item
6), the Reporting Person currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

Based on the Company's Form 10-KSB for the year ended June 30, 1997, the Company had a total of 10,944,172 shares of Common Stock outstanding as of June 30, 1997. As a result of a purchase of 2,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement, the acquisition of 1,700,000 shares of Common Stock pursuant to the Plan and Agreement of Reorganization, the right to acquire 1,000,000 shares of Common Stock upon conversion of the Preferred Shares, and 14,500 shares of Common Stock acquired by the Reporting Person prior to the date hereof, as

                                               Page 4 of 7 Pages

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described  below.  The Reporting  Person  beneficially  owns 4,714,500 shares of
Common Stock, constituting 30.1% of the Company's total outstanding Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), has the sole power to vote or direct the vote of 4,714,500 shares of Common Stock, and has sole power to dispose of 4,714,500 shares of Common Stock.

Since September 1, 1997, the Reporting Person has purchased 14,500 shares of Common Stock of the Company in open market transactions. Set forth below is a table identifying and describing all such transactions:

Common Shares             Price per Share                     Date of Purchase

    7,500                       .24                               9/18/97
    7,500                       .26                               9/18/97

In addition, 800,000 shares of Common Stock is held in escrow for the Reporting Person pending the completion of certain post-closing transactions. If such transactions are not concluded prior to March 1, 1998, the shares will be forfeited by the Reporting Person.

Except as set forth in this Statement, neither the Reporting Person, WRI nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 28, 1997, the Company, the Reporting Person, and others executed the following agreements related to this transaction:

a. a Stock Subscription Agreement, dated as of October 28, 1997 (the "Stock Subscription Agreement"),

b. a Plan and Agreement of Reorganization, dated as of October 28, 1997 (the "Plan and Agreement"),

c. a Stockholders Agreement, dated as of October 28, 1997 (the "Stockholders Agreement"), and

d. a Registration Rights Agreement, dated as of October 28, 1997 (the "Registration Rights Agreement"),

for the purposes, among others, of assuring continuity in management and ownership of the Company. Under terms of the Stock Subscription Agreement, the Reporting Person will limit its ownership of Preferred and Common Stock ("Voting Stock") in the Company to 45% of the outstanding Voting Stock on a fully diluted basis for a period of five years from the purchase of the Voting Stock (October 31, 1997) unless the Reporting Person receives the Company's permission to exceed such limit. In addition, on October 24, 1997, the Company filed with the Secretary of

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State of Delaware,  a Certificate of Designations related to the Preferred Stock which provides the Reporting Person certain rights as described below.

Pursuant to the terms of the Stock Subscription Agreement, the Reporting Person has preemptive rights to purchase its pro rata share of any New Security (as defined in the Stock Subscription Agreement) offerings of the Company at the Average Closing Price (as defined in the Stock Subscription Agreement) for such shares except that, prior to December 31, 1998, in the case of a purchase of shares in connection with the Company's acquisition of another corporation or substantially all of its assets, the price to be paid by the Reporting Person shall not be less than $1.00 nor more than $2.00 per share. In the event that a third party makes an unsolicited bona fide publicly announced offer to acquire control of the Company pursuant to a tender offer, merger, consolidation, share exchange, purchase of a substantial portion of assets, business combination or other similar transaction (a "Third Party Offer") and the Company thereafter (i) issues a statement recommending the Third Party Offer to its shareholders or
(ii) the Company either issues a statement not recommending the Third Party Offer or takes no position with respect to such offer but is required by a court to furnish the party making the Third Party Offer a list of shareholders of the Company, the Reporting Person may, without being in violation of the 45% standstill agreement, make a counter-offer to acquire the Company. The Reporting Person also has the right, exercisable between June 30, 1998 and December 31, 1998, to purchase an additional two million (2,000,000) shares of Common Stock at the Average Closing Price, but not below $1.00 or above $2.00 per share.

Pursuant to the terms of the Stockholders Agreement, the Reporting Person has the right to nominate a number of directors equal to the number to which it would be entitled to nominate if all of its stock in the Company were voted cumulatively. Prior to conversion of the Preferred Stock to Common Stock, the number of such directors is reduced by one. The Stockholders other than the Reporting Person are required to vote in favor of the Reporting Person's nominees and the Reporting Person is required to vote in favor of the nominees of the other Stockholders. The Stockholders Agreement terminates after five years or in the event the Reporting Person's stockholdings in the Company fall below 10%.

The Common Shares purchased by the Reporting Person under the Stock Subscription Agreement and the Plan and Agreement of Reorganization (including Common Stock issued upon conversion of the Preferred Shares) are not registered under the Securities Act of 1933, as amended. The Company and the Reporting Person have entered into a Registration Rights Agreement dated October 21, 1997 granting the Reporting Person three demand registrations and unlimited piggyback registration rights with respects to the Common Shares (including Common Stock issued upon conversion of the Preferred Shares).

Pursuant to the Certificate of Designation for the Preferred Stock, upon the failure of the Company to pay quarterly dividends for any four quarters (a "Default Event") and for the duration of the Default Event, the Reporting Person, as the holder of the Preferred Stock prior to conversion, in addition to any other voting rights it may have, shall be entitled to vote (voting as a class by a majority of the outstanding shares thereof) for the election to the Board of Directors of the Company of such number of members thereof as equals at any given time a majority of the number of members of the Board of Directors. Each share of Preferred Stock is convertible at any time at the option of the Reporting Person into five fully paid and nonassessable shares of Common Stock. At the option of the Company, beginning six months after issuance of the Preferred Stock and ending two years after such issuance, the Preferred Stock must be converted to Common Stock upon demand by the

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Company to the Reporting  Person issued no later than 5 days after any period of
20 consecutive trading days in which the Company's Common Stock trades above $2.00 per share.

The foregoing description of the Plan and Agreement of Reorganization, Stock Subscription Agreement, Stockholders Agreement, Registration Rights Agreement, and Certificate of Designations are a summary of certain of their provisions and reference is made to a copy of such Agreements which are attached hereto as Exhibit B, C, D, E, and F, respectively.

Except as described in this Statement neither the Reporting Person, WRI nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI has any contract, arrangement, understanding or relationship with one or more security holder of the Company or others, with respect to the purchase, holding, voting or disposition of Common Shares or other securities of the Company which are convertible or exercisable into Common Shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

Item 7.       Material to be Filed as Exhibits.

Exhibit A: List of Officers and Directors of the Reporting Person and Western Resources, Inc.

Exhibit B: Plan and Agreement of Reorganization, dated as of October 28, 1997 by and among the Reporting Party, the Company, Westar Business Services, Inc., and Westar Energy, Inc.

Exhibit C: Stock Subscription Agreement, dated as of October 28, 1997, by and among the Reporting Person and the Company.

Exhibit D: Stockholders Agreement, dated as of October 28, 1997 by and among the Reporting Party, Richard T. Sperberg, William M. Gary, III, Proactive Partners, L.P., and Lagunitas Partners, L.P.

Exhibit E: Registration Rights Agreement, dated October 28, 1997, between the Company and the Reporting Person.

Exhibit F: Certificate of Designations for Preferred Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WESTAR CAPITAL, INC.


                                                     By:   /s/   Rita A. Sharpe
                                                          Rita A. Sharpe
                                    President

Dated:   November 10, 1997

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